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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*
                                           -----

                            ACT Manufacturing, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   000973107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                     Douglas R. Ederle, c/o Pell Rudman &
--------------------------------------------------------------------------------
       Co., Inc., 100 Federal Street, Boston, MA 02110.  (617) 357-9600.
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 15, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 000973107                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
1     (ENTITIES ONLY)

      Douglas R. Ederle

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              447,078

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            500,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               447,078

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            500,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      947,078

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.45%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 000973107                                      PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Douglas R. Ederle that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

   This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of ACT Manufacturing, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 108 Forest Avenue, Hudson, Massachusetts 01749.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is Douglas R. Ederle (the "Filer").

     (b) The business address of the Filer is c/o Pell Rudman & Co., Inc., 100 Federal Street, Boston, MA 02110.

     (c) The principal business of the Filer is to provide estate planning and investment services.

     (d) During the past five years, the Filer has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

   The principal business of the Filer is to provide estate planning and investment services. In such capacity, the Filer has been appointed trustee of several trusts established by Mr. John A. Pino for the benefit of his wife and children (as described below).

   Pursuant to a trust agreement dated May 4, 1994, Mr. John A. Pino established The Pino Family Trust, a trust for the benefit of Mr. Pino's wife, his children and his issue, and appointed the Filer as Trustee of The Pino Family Trust. The Filer, as Trustee of The Pino Family Trust exercises sole voting and dispositive power over the 96,166 shares of Common Stock held by The Pino Family Trust.

   Pursuant to a trust agreement dated May 4, 1994, Mr. John A. Pino established the John M. Pino Trust, a trust for the benefit of John M. Pino, Mr. Pino's son, and appointed the Filer as Trustee of the John M. Pino Trust. The Filer, as Trustee of the John M. Pino Trust exercises sole voting and dispositive power over the 175,456 shares of Common Stock held by the John M. Pino Trust.

   Pursuant to a trust agreement dated May 4, 1994, Mr. John A. Pino established the Melissa A. Pino Trust, a trust for the benefit of Melissa A. Pino, Mr. Pino's daughter, and appointed the Filer as Trustee of the Melissa A. Pino Trust. The Filer, as Trustee of the Melissa A. Pino Trust exercises sole voting and dispositive power over the 175,456 shares of Common Stock held by the Melissa A. Pino Trust.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 000973107                                      PAGE 4 OF 5 PAGES
           -----------                                         ---  ---
-----------------------                                  ---------------------
   Pursuant to a trust agreement dated June 15, 1998, Mr. John A. Pino established the 1998 John A. Pino Grantor Retained Annuity Trust, an estate planning vehicle which may benefit Mr. Pino and Mr. Pino's children and issue, and appointed the Filer as a Co-Trustee of the 1998 John A. Pino Grantor Retained Annuity Trust. The Filer, as Co-Trustee of the 1998 John A. Pino Grantor Retained Annuity Trust shares voting and dispositive power over the 500,000 shares of Common Stock held by the 1998 John A. Pino Grantor Retained Annuity Trust with John A. Pino.


ITEM 4.  PURPOSE OF TRANSACTION.

     The Filer is in the business of providing estate planning and investment services and acquired the securities of the Issuer described in Item 3 in such capacity.

     (a) Pursuant to the terms of the John A. Pino Grantor Retained Annuity Trust II Dated August 16, 1996, a portion of the shares registered in such trust may be ultimately transferred to the John A. Pino and Janet M. Pino Family Maintenance Trust, a trust over which Mr. Ederle is a Co-Trustee and which is for the benefit of Mr. Pino's children and issue.

     (b) - (j)    Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Filer is the beneficial owner of 947,078 shares of Common Stock or 10.45% of the class.

     (b) As trustee of various trusts for the benefit of Mr. John A. Pino's wife and children (as described in Item 3), the Filer has sole voting and dispositive power over 447,078 shares of Common Stock and shared voting and dispositive power over 500,000 shares of Common Stock.

     (c) The Filer has not effected any transaction in the Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

      Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      None.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 000973107                                      PAGE 5 OF 5 PAGES
           -----------                                         ---  ---
-----------------------                                  ---------------------
                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   June 15, 1998


                              /s/ Douglas R. Ederle
                              _____________________________________
                              Douglas R. Ederle